Exhibit 99.2

Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2013, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 14 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s annual meeting in 2015.

Directors’ attendance at Board and committee meetings held in 2013 is shown in the chart for each director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2014 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2013, fees charged by Ernst & Young to the Company and its subsidiaries were $28.6 million, compared with $29.8 million in 2012.

	Year ended December 31, 2013 ($ in millions)	Year ended December 31, 2012 ($ in millions)
Audit fees[1]	$25.5	$25.9
Audit-related fees[2]	$1.7	$1.9
Tax fees[3]	$0.3	$0.4
All other fees[4]	$1.1	$1.6
Total	$28.6	$29.8

[1]

Includes the audit of the financial statements of the Company as well as the financial statements of its subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, Sarbanes-Oxley Act of 2002 attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated transactions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes information security and other advisory services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its independent auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the independent auditor.

4.	Confirmation of an Amendment to By-Law No.1

On February 13, 2014, in order to facilitate the recruitment of directors globally, the Board approved an amendment to By-Law No. 1 of the Company (referred to in By-Law No.1 as the “Corporation”) establishing the maximum annual aggregate remuneration payable to the Board in United States dollars. This would enable the Company to establish the directors’ remuneration in United States dollars without exceeding the maximum annual aggregate remuneration payable in the event of currency fluctuations.

As a company with a significant global presence, it is desirable that the Board also reflect that geographic diversity. Payment of directors’ remuneration in United States dollars, a global currency, will facilitate the Company’s ability to attract and retain directors globally and be competitive with other large global financial institutions with comparable scope and complexity.

As disclosed on page 22 under “Director Compensation”, amounts are paid in respect of services to both the Company and The Manufacturers Life Insurance Company, the cost of which is shared equally between the two companies. All Board and committee meetings of the two companies are held concurrently.

The amendment approved by the Board is as follows:

“1.	Section 2.4 of By-Law No. 1 of the Company is amended by deleting the reference to “$2,000,000” and replacing it with a reference to “US$2,000,000” as follows:

“The aggregate remuneration payable to directors each year for their services as directors shall not exceed US$2,000,000. This amount may be apportioned among the directors on such basis as the directors may determine, together with such further amount as may be necessary to reimburse the directors for their reasonable expenses properly incurred in respect of the services to the Corporation in that capacity.”

2.

The submission of the foregoing amendment to By-Law No. 1 to the shareholders of the Company entitled to vote thereon for approval at the next meeting of shareholders of the Company is hereby authorized and approved; and

3.

The proper officers of the Company are hereby authorized to sign and deliver for and on behalf of the Company all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution.”

To be effective, this amendment must be confirmed by special resolution of the shareholders. This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy.

The Board recommends that shareholders vote FOR the following special resolution:

RESOLVED THAT:The amendment to By-Law No. 1 of the Company establishing the maximum annual aggregate remuneration payable to the Board in United States dollars is hereby confirmed.

Manulife Financial Corporation Proxy Circular	7

5.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, shareholders will have a non-binding, advisory vote on the Company’s executive compensation policy at the Annual and Special Meeting in 2014, as it has done at each of the past four annual meetings.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 31. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2013. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chairman of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chairman of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2014 Annual and Special Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

The results of the shareholder advisory vote will be disclosed as part of the report on vote results for the Meeting.

In the event that a significant number of shareholders oppose the resolution, the Board will communicate with certain of its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

Note:

All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

Manulife Financial Corporation Proxy Circular	8

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their independence, year first elected or appointed as a director1, term limit2, previous year’s voting results, age, municipality and country of residence, principal occupation, education, areas of expertise, committee memberships, meeting attendance and public board memberships3 is provided in the biographical charts below. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)4 held by the nominee, the number of Deferred Share Units (“DSUs”)5 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 21), the total value of the nominees’ equity in the Company6 and whether the nominee meets the minimum equity ownership requirements7 (see Directors’ Equity Ownership Guidelines under Director Compensation on page 21). All successful nominees for the Board are elected for a term of one year, expiring at the next annual meeting.

Director Nominee Information

Richard B. DeWolfe

Status:                Independent

Director Since:   2004

Term Limit:         2018[8]

2013 Votes For:  92.76%

Age:                    69

Residence:

Westwood, MA United States

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    U.S. Operations/Governance

Richard DeWolfe is Chairman of the Board, a position he has held since May 2, 2013. Mr. DeWolfe is also Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002.

Mr. DeWolfe is a director of Massachusetts General Hospital, President’s Council, a Trustee Emeritus of Boston University, and an honorary director of The Boston Center for Community and Justice. He is also a member of the Wilson Center’s Canada Institute Advisory Board.

He was formerly a director of Avantair, Inc., Chairman and Founder of Reliance Relocation Services, Inc. and Chairman of the Board of Trustees, Boston University.

Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University and an Executive Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

Board/Committee Membership:[9]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors (Chairman) Audit Corporate Governance & Nominating Risk			9 of 9 2 of 2 3 of 3 2 of 2	100% 100% 100% 100%	Avantair, Inc.	2009 - August 2013[10]
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	14,000	88,025	102,025		$2,188,436	✓
2013	14,000	76,214	90,214		$1,398,317

[1]

“Director Since” refers to the year the director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Term Limit” refers to the year in which independent directors would not be eligible for re-election at the annual meeting unless, in exceptional circumstances, approved by the Board.
[3]

The Board does not allow its directors to serve on the same board of another company, unless such interlock is approved by the Corporate Governance and Nominating Committee. Currently, there are no interlocking board memberships held by the Company’s directors.

[4]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by, the director as of March 11, 2014 and March 12, 2013, respectively.
[5]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the director as of March 11, 2014 and March 12, 2013, as applicable.
[6]

“Total Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 11, 2014 ($21.45) and March 12, 2013 ($15.50), respectively, times the number of Common Shares and DSUs outstanding as of those dates.

[7]	Directors’ equity ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the directors’ equity ownership guidelines.
[8]

Pursuant to the term limits established by the Board, the Chairman may serve a full five-year term as Chairman regardless of the number of years of service on the Board (see section “Board Term Limits” on page 9).

[9]

Upon being elected Chairman of the Board on May 2, 2013, Richard DeWolfe resigned from the Audit Committee and Risk Committee and was appointed to the Corporate Governance and Nominating Committee. As Chairman of the Board, Richard DeWolfe is invited to attend all committee meetings at the invitation of the Chair of each Committee.

[10]

Mr. DeWolfe was a director of Avantair, Inc. between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court of the Middle District of Florida, Tampa Division (the ‘Bankruptcy Court”), was filed against Avantair, Inc. On August 16, 2013, the Bankruptcy Court entered the order for relief under chapter 7 of the Bankruptcy Code. The chapter 7 case is ongoing.

Manulife Financial Corporation Proxy Circular	11

Donald A. Guloien

Status:                Management

Director Since:   2009

Term Limit:         N/A11

2013 Votes For:  93.55%

Age:                    56

Residence:

Toronto, ON Canada

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Global Financial Services

Executive/Knowledge of

Investment Management

•    Asia, Canada and U.S.

Operations/Governance

Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. During his 32-year career at Manulife, Mr. Guloien has held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive.

Mr. Guloien has been named International Business Executive of the Year by the Canadian Chamber of Commerce and awarded The Queen Elizabeth II Diamond Jubilee medal. Mr. Guloien is Chair-elect of the Canadian Life and Health Insurance Association. He is a recipient of the Arbor Award for his contributions to the University of Toronto. He is a member of the Mayor of Shanghai’s International Business Leaders’ Advisory Council, the Canadian Council of Chief Executives, The Ticker Club and the World Presidents’ Organization. He is a director of The Geneva Association and a former director of LIMRA International.

Mr. Guloien holds a B. Comm. from the University of Toronto and is a Fellow, Life Management Institute.

Board/Committee Membership:[12]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			8 of 8[12]	100%	None
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	123,720	192,861	316,581		$6,790,662	As CEO, Mr. Guloien is subject to different ownership guidelines than the other Directors.[13]
2013	123,720	187,138	310,858		$4,818,299

Joseph P. Caron

Status:                Independent

Director Since:   2010

Term Limit:         2023

2013 Votes For:  95.96%

Age:                    66

Residence:

West Vancouver, BC Canada

Areas of Expertise:

•    Senior Executive

•    Public Sector

•    Financial

•    Asia Operations/Governance

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010) providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. From 2010 to 2013, Mr. Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie.

Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010).

He is currently on the advisory board of Westport Innovations Inc. and a director of the Vancouver International Airport. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

Mr. Caron holds a BA in Political Science from the University of Ottawa.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors Corporate Governance & Nominating Management Resources & Compensation			9 of 9 3 of 3[14] 7 of 7	100% 100% 100%	Westport Innovations Inc.	2013 - Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	4,785	19,880	24,665		$529,064	✓
2013	0	14,534	14,534		$225,277

[11]	The term limits established by the Board apply only to independent directors.
[12]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chairman. One Board meeting in 2013 was for independent directors only.
[13]

Mr. Guloien also holds RSUs and PSUs issued under the Company’s medium-term incentive programs (see “Medium-Term and Long-Term Incentives Program Descriptions” at page 58”). For disclosure relating to the value of Mr. Guloien’s holdings and the applicable share ownership guidelines see “Share Ownership Guidelines” at page 49.

[14]	Joseph Caron was appointed to the Corporate Governance and Nominating Committee on May 2, 2013.

Manulife Financial Corporation Proxy Circular	12

John M. Cassaday

Status:                Independent

Director Since:   1993

Term Limit:         2019[15]

2013 Votes For:  86.95%

Age:                    60

Residence:

Toronto, ON Canada

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Canada and U.S. Operations/

Governance

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the UK.

Mr. Cassaday is currently a member of the board of directors of Corus Entertainment Inc. and Sysco Corporation. He is also active in community affairs, principally with St. Michael’s Hospital.

Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			9 of 9	100%	Corus Entertainment Inc.	1999 - Present
Corporate Governance & Nominating			4 of 4	100%	Sysco Corporation	2004 - Present
Management Resources & Compensation (Chair)			7 of 7	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	20,000	106,503	126,503		$2,713,489	✓
2013	20,000	92,622	112,622		$1,745,641

Susan F. Dabarno

Status:                Independent

Director Since:   2013

Term Limit:         2025

2013 Votes For:  99.39%

Age:                    61

Residence:

Bracebridge, ON Canada

Areas of Expertise:

•    Senior Executive

•    Financial

•    Global Financial Services

Executive/Knowledge of

Investment Management

•    Canada Operations/

Governance

Susan Dabarno has been a Corporate Director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

Ms. Dabarno is currently a member of the board of Bridgepoint Health Foundation and Toronto Waterfront Revitalization Corporation.

Ms. Dabarno is a Fellow of Certified General Accountants and holds a Class II Diploma from McGill University.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			6 of 6[16]	100%	People Corporation	2011 - March 1, 2013
Audit			4 of 4[16]	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	30,000	0	30,000		$643,500	✓
2013	30,000	0	30,000		$465,000

[15]

Pursuant to the transitional provisions of the term limits established by the Board, as Mr. Cassaday has not reached the age of 72 as of the date of the Meeting, he may be recommended for re-election for additional one-year terms for up to five years (see section “Board Term Limits” on page 9).

[16]	Susan Dabarno was appointed to the Board of Directors on March 1, 2013.

Manulife Financial Corporation Proxy Circular	13

Sheila S. Fraser

Status:                Independent

Director Since:   2011

Term Limit:         2024

2013 Votes For: 99.33%

Age:                    63

Residence:

Ottawa, ON Canada

Areas of Expertise:

•    Senior Executive

•    Public Sector

•    Financial

•    Risk Management

Sheila Fraser is currently a Corporate Director. From 2001 to 2011, Ms. Fraser served as Auditor General of Canada and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young for 18 years.

Her contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31, 2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB).

Ms. Fraser holds a Bachelor of Commerce from McGill University and is a Fellow of the Institute of Chartered Accountants and the Ordre des comptables professionnels agréés du Québec.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors Audit (Chair) Risk			9 of 9 5 of 5 7 of 7[17]	100% 100% 100%	Bombardier Inc.	2012 - Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required[18]
2014	580	19,296	19,876		$426,340	$23,660
2013	580	8,303	8,883		$137,687

Scott M. Hand

Status:                Independent

Director Since:   2007

Term Limit:         2019

2013 Votes For:  83.25%

Age:                    71

Residence:

Toronto, ON Canada

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Asia, Canada and U.S.

Operations/Governance

Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation and was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that time, Mr. Hand served as the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals.

Mr. Hand is currently a member of the board of directors of Legend Gold Corp., Chinalco Mining Corporation International and Royal Nickel Corporation. Mr. Hand also serves on the boards of Boyd Technologies LLC (non-woven materials), the World Wildlife Fund Canada, the Massachusetts Museum of Contemporary Art and a number of private companies in the mineral resource sector.

Mr. Hand received a BA from Hamilton College and a JD from Cornell University.

Board/Committee Membership:			Overall Attendance: 96%		Public Board Membership During Last Five Years:
Board of Directors Management Resources & Compensation Risk			9 of 9 7 of 7 8 of 9	100% 100% 89%	Chinalco Mining Corporation International Legend Gold Corp. Royal Nickel Corporation Fronteer Gold Inc. Royal Coal Corp.	2012 - Present 2011 - Present 2008 - Present 2007 - 2011 2010 - May 2012[19]
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	30,000	34,453	64,453		$1,382,517	✓
2013	30,000	28,677	58,677		$909,494

[17]	Sheila Fraser was appointed to the Risk Committee on May 2, 2013.
[18]

In accordance with the directors’ equity ownership guidelines (see page 21), Sheila Fraser has elected to receive 100% of her annual Board retainer in equity until the minimum requirement has been met. For information on the annual Board retainer and fees, please see the “Schedule of Board Fees” on page 20.

[19]

Scott Hand was a director of Royal Coal Corp. during the period from August 2010 until May 2012. On May 3, 2012, a Cease Trade Order was issued on Royal Coal Corp. by the Ontario Securities Commission for failure to file financial statements. On May 17, 2012, Royal Coal Corp. announced that it received notice from the TSX Venture Exchange that the TSX Venture Exchange had suspended trading in Royal Coal Corp.‘s securities as a result of the Cease Trade Order.

Manulife Financial Corporation Proxy Circular	14

Luther S. Helms

Status:                Independent

Director Since:   2007

Term Limit:         2019

2013 Votes For:  93.58%

Age:                   70

Residence:

Paradise Valley, AZ

United States

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Global Financial Services

Executive/Knowledge of

Investment Management

•    Asia, U.S. Operations/Governance

Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998, and was the Vice Chairman of KeyBank from 1998-2000.

Mr. Helms is currently a member of the board of directors of ABM Industries Incorporated.

Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
Board of Directors			9 of 9	100%	ABM Industries Incorporated	1995 – Present
Audit			4 of 5	80%
Corporate Governance & Nominating			4 of 4	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	2,100	55,718	57,818		$1,240,196	✓
2013	2,100	49,342	51,442		$797,351

Tsun-yan Hsieh

Status:                Independent

Director Since:   2011

Term Limit:         2024

2013 Votes For:  95.51%

Age:                    61

Residence:

Singapore, Singapore

Areas of Expertise:

•    Senior Executive

•    Financial

•    Asia, Canada and U.S.

Operations/Governance

•    Human Resources

Management

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership counseling. Mr. Hsieh, a resident of Singapore, has extensive experience in international business, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected as a director from 1990 to 2008 when he retired and, from 2008 to 2010, Mr. Hsieh was retained by McKinsey as a Special Advisor to clients. During his 30-year career with McKinsey & Company, he founded the McKinsey Center for Asian Leadership and worked with clients in more than 30 countries and industries.

Mr. Hsieh is currently a member of the board of directors of Singapore Airlines and Bharti Airtel Limited. He is a member of the Management Advisory Board at the School of Business and a Provost Chair Professor (Practice) at the School of Business (where he is also a member of the Management Advisory Board) and the Lee Kuan Yew School of Public Policy, both at the National University in Singapore.

He has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
Board of Directors			9 of 9	100%	Bharti Airtel Limited	2010 - Present
Management Resources & Compensation			6 of 7	86%	Singapore Airlines	2012 - Present
					Sony Corporation	2008 - June 2013
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	0	22,206	22,206		$476,319	✓
2013	0	11,638	11,638		$180,389

Manulife Financial Corporation Proxy Circular	15

Donald R. Lindsay

Status:                Independent

Director Since:   2010

Term Limit:         2023

2013 Votes For:  99.21%

Age:                    55

Residence:

Vancouver, BC Canada

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Global Financial Services

Executive/Knowledge of

Investment Management

•    Asia, Canada and U.S.

Operations/Governance

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay is currently a member of the board of directors of Teck Resources Limited.

He earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

Board/Committee Membership:			Overall Attendance: 89%		Public Board Membership During Last Five Years:
Board of Directors Risk			9 of 9 7 of 9	100% 78%	Teck Resources Limited	2005 - Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	20,000	25,789	45,789		$982,174	✓
2013	20,000	15,861	35,861		$555,846

John R.V. Palmer

Status:                Independent

Director Since:   2009

Term Limit:         2022

2013 Votes For:  99.04%

Age:                    70

Residence:

Toronto, ON Canada

Areas of Expertise:

•    Senior Executive

•    Public Sector

•    Financial

•    Risk Management

•    Asia and Canada Operations/

Governance

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 - 2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

Mr. Palmer is currently a member of the board of directors of Fairfax Financial Holdings Limited and of several non-public organizations.

He is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors Audit Risk (Chair)			9 of 9 5 of 5 9 of 9	100% 100% 100%	Fairfax Financial Holdings Limited	2012 - Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	0	47,064	47,064		$1,009,523	✓
2013	0	40,119	40,119		$621,845

Manulife Financial Corporation Proxy Circular	16

C. James Prieur

Status:                Independent

Director Since:   2013

Term Limit:         2025

2013 Votes For:  99.28%

Age:                    62

Residence:

Chicago, IL United States

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Global Financial Services

Executive/Knowledge of

Investment Management

•    Asia, Canada and U.S.

Operations/Governance

James Prieur has been a Corporate Director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

He is a member of the President’s Circle of the Chicago Council on Global Affairs, and a member of The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a BA from the Royal Military College.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors Risk			9 of 9 9 of 9	100% 100%	CNO Financial Group, Inc.	2006 - 2011
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	20,000	9,514	29,514		$633,075	✓
2013	20,000	0	20,000		$310,000

Andrea S. Rosen

Status:                Independent

Director Since:   2011

Term Limit:         2024

2013 Votes For:  99.35%

Age:                    59

Residence:

Toronto, ON Canada

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    Global Financial Services

Executive/Knowledge of

Investment Management

•    Canada Operations/Governance

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

Ms. Rosen is currently a member of the board of directors of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited.

She has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors Audit			9 of 9 5 of 5	100% 100%	Emera Inc. Hiscox Limited	2007 - Present 2006 - Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required
2014	11,500	27,849	39,349		$844,036	✓
2013	11,500	18,812	30,312		$469,836

Manulife Financial Corporation Proxy Circular	17

Lesley D. Webster

Status:                 Independent

Director Since:    2012

Term Limit:         2025

2013 Votes For:  99.32%

Age:                      61

Residence:

Naples, FL United States

Areas of Expertise:

•    Senior Executive

•    Financial

•    Risk Management

•    U.S. Operations/Governance

•    Global Financial Services

Executive/Knowledge of

Investment Management

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of US Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster is currently a member of the board of directors of MarketAxess Holdings Inc.

Ms. Webster earned a PhD in Economics from Stanford University and a BA in Economics from the University of Illinois at Urbana.

Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors Management Resources & Compensation Risk			9 of 9 4 of 4[20] 9 of 9	100% 100% 100%	MarketAxess Holdings Inc.	April 2013 - Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Equity Ownership Requirement Met (✓) or Amount ($) Required[21]
2014	0	8,578	8,578		$183,998	$266,002
2013	0	2,053	2,053		$31,822

[20]	Lesley Webster was appointed to the Management Resources and Compensation Committee on May 2, 2013.
[21]

In accordance with the directors’ equity ownership guidelines (see page 21), Lesley Webster has elected to receive 100% of her annual Board retainer in equity until the minimum requirement has been met. For information on the annual Board retainer and fees, please see the “Schedule of Board Fees” on page 20.

Manulife Financial Corporation Proxy Circular	18

Report of the Audit Committee

Sheila S. Fraser (Chair)	Susan F. Dabarno	Robert J. Harding	Luther S. Helms	John R.V. Palmer	Andrea S. Rosen

RESPONSIBILITIES

The Audit Committee assists the Board in its oversight role respecting:

•	The quality and integrity of financial information.
•	The effectiveness of the Company’s internal control over financial reporting.
•	The effectiveness of the Company’s risk management and compliance practices.
•	The performance, qualifications and independence of the independent auditor.
•	Compliance with legal and regulatory requirements.
•	The review of policies governing the process by which risk assessment and management is undertaken.
•	The performance of the Company’s Finance, Actuarial, Internal Audit and Global Compliance functions.
•	The Company’s ethical standards.
•	Conflicts of interest, protection of confidential information and customer complaints.
•	Arrangements with individuals or entities related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

INDEPENDENCE

All committee members are independent. See “Independence of the Board” on page 72 for details on determining director independence.

FINANCIAL LITERACY AND AUDIT COMMITTEE FINANCIAL EXPERTS

The committee and the Board have reviewed the committee membership and determined that all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under the Sarbanes-Oxley Act of 2002 (“SOX”).

2013 HIGHLIGHTS

The committee, at its five meetings in 2013 reviewed, analyzed, discussed, made recommendations and approved a variety of matters, which include the following highlights, all in accordance with its charter:

Meetings

•	The Chairman of the Board and the CEO attended the meetings at the invitation of the committee Chair, where committee meeting scheduling permitted.
•	Met in camera without management at the end of each meeting.
•	The committee had direct communication and in camera meetings with each of the Chief Auditor; the independent auditor; the Appointed Actuary; the General Counsel to review the management of legal and compliance risks; and the Chief Financial Officer to review management’s financial stewardship and risk management.

Annual Statement

•

Reviewed and discussed with management and the independent auditor, Ernst & Young, and recommended for approval by the Board, the 2012 annual audited financial statements and 2013 quarterly unaudited financial reports of the Company.

•	Discussed with Ernst & Young all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.
•

Received the written disclosures from Ernst & Young in accordance with the standards of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board in the United States.

Independent Auditor

•	Reviewed the independence and qualifications of Ernst & Young based on its disclosure of its relationship with the Company.
•	Recommended the reappointment of Ernst & Young as the Company’s independent auditor for approval by the shareholders.
•

In accordance with the Protocol for Approval of Audit and Permitted Non-Audit Services established by the committee, pre-approved recurring audit and non-audit services that were identifiable for the coming year including terms and fees and approved audit and non-audit services proposed during the year.

•	Reviewed the scope and plan of the annual audit with Ernst & Young and management and recommended Ernst & Young’s 2013 compensation to the Board for approval.
•

Reviewed management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation on management’s assessment and discussed with management and the independent auditor.

•	Met in camera with Ernst & Young.

Oversight Functions

•

Reviewed and approved the mandates of the Chief Financial Officer, the Chief Actuary, the Chief Auditor and the Global Compliance Chief and of the Finance, Actuarial, Internal Audit and Global Compliance functions.

•	Reviewed and approved the budget, structure, skills and resources of each of these oversight functions.
•	Reviewed the performance evaluation of the heads of each of these oversight functions and assessed the effectiveness of these individuals and their respective functions.
•	Reviewed the compensation of the Chief Auditor.

Manulife Financial Corporation Proxy Circular	25

Internal Audit

•	Reviewed and approved the independence and qualifications of the internal audit function.
•	Reviewed and approved the audit plan of the internal audit function.
•	Reviewed internal audit’s periodic reports on its activities and the results of the audits.
•	Met in camera with the Chief Auditor.

Appointed Actuary

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company including the report on Dynamic Capital Adequacy Testing which is also reviewed by the Risk Committee.
•

Reviewed the results of the external peer review of work performed by the Appointed Actuary. The review was conducted by an independent peer reviewer in accordance with the requirements of OSFI Guideline E-15.

•	Met in camera with the Appointed Actuary and the independent peer reviewer.

Financial Reporting

•	Received updates from management on significant future changes to the accounting principles and practices.
•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.
•	Reviewed the certification process for annual and interim filings with applicable securities regulatory authorities with the CEO and the CFO.
•	Monitored the Company’s SOX certification requirements and SOX compliance.
•

Financial statements and Management’s Discussion and Analysis were presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provided a report and recommendation to the Board with respect to financial disclosure of the Company.

•

Received reports from the Chair of the Disclosure Committee, as appropriate and approved the Company’s earnings press releases, quarterly and annual financial statements and quarterly and annual Management’s Discussion and Analysis.

•	Reviewed procedures for receiving confidential submissions by employees of concerns regarding questionable accounting or auditing matters.
•	Met in camera with the Chief Financial Officer.

Risk Management

•	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.
•

Received a report from the Chief Risk Officer setting out an overview of the Risk Committee’s and management’s process for risk assessment and management, including the Company’s Enterprise Risk Management framework, risk philosophy and appetite, Company and business unit risk targets; risk considerations embedded in business management and incentive compensation plans; the Company’s risk oversight structure; and the Operational Risk Management framework and program.

•	Received the Chief Risk Officer’s Report on the Company’s Information Risk Management Program.
•	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

Regulatory Compliance and Anti-Money Laundering/Anti-Terrorist Financing Program

•	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.
•	Reviewed and discussed the Chief Anti-Money Laundering Officer’s report on the Company’s Anti-Money Laundering/Anti-Terrorist Financing program (the “AML/ATF Program”).
•	Received the Chief Auditor’s report on the testing of the effectiveness of the AML/ATF Program.
•	Met in camera with the Global Compliance Chief.

Highlights of the Conduct Review and Ethics Responsibilities in 2013

In 2013, the Audit Committee accomplished the following in accordance with the committee’s charter:

Ethical Standards

•

Carried out its annual review of the Code of Business Conduct and Ethics (the “Code”), received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously), the Code training and certification process and the conflict of interest disclosure statements.

•	Confirmed that no executives or directors requested a waiver of the Code and that no waivers were granted.
•	Reviewed and assessed the procedures relating to conflicts of interest and the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

•	Reviewed the effectiveness of the related party transaction procedures and practices to ensure the identification of any material related party transactions.
•	Received a report from management that there were no material related party transactions.
•	Reviewed procedures for dealing with complaints made by customers having requested or received products or services in Canada from the Company.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Sheila S. Fraser (Chair) (Effective May 2, 2013)1

Susan F. Dabarno

Robert J. Harding

Luther S. Helms

John R.V. Palmer

Andrea S. Rosen

[1]	Richard DeWolfe was chair of the Audit Committee prior to May 2, 2013.

Manulife Financial Corporation Proxy Circular	26